October 2, 2009	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
(File No. 333-160720)

Dear Mr. Sandoe:

On behalf of Gladstone Investment Corporation (the “Fund”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”), marked to show changes from the Registration Statement on Form N-2, Registration No. 333-160720 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2009.

The Amendment is being filed in response to written comments received from the staff of the Division of Investment Management (the “Staff”) by letter dated August 19, 2009 (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

PROSPECTUS:

Cover Page

1.                                      Please state on the Cover Page whether the Fund makes available its Statement of Additional Information and annual and semi-annual reports, free of charge, on or through its website at a specified internet address.  If the Fund does not make its Statement of Additional Information and shareholder reports available in this manner, please disclose the reasons why it does not do so.  See Item 1.1(d) of Form N-2.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the prospectus.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

The Offering — Trading at a Discount (Page 4)

2.                                      The last sentence of this section states that the Fund cannot predict whether its shares will trade above, at or below net asset value.  As the Fund’s shares have recently been trading below net asset value, please qualify this sentence by stating that the Fund’s shares have recently traded below net asset value.

In response to the Staff’s comment, we have revised the disclosure on page 4 of the prospectus.

Fees and Expenses (Page 6)

3.                                      Footnote 2 describes the management fees and total annual operating expenses after giving effect to a voluntary waiver of the investment advisory fee.  The figures reflected in the footnote, however, appear to be higher than the expenses reflected in the table.  Please reconcile these figures.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the prospectus.  We supplementally advise the Staff that the disclosure in “Fees and Expenses” has been updated generally to reflect actual expenses incurred in the quarter ended June 30, 2009 and net assets as of June 30, 2009.

4.                                      The second sentence of the paragraph following the example states that the Fund has assumed that the entire amount of such 5% annual return would constitute ordinary income as it has not historically realized positive capital gains (computed net of all realized capital losses) on its investments, nor does it expect to realize positive capital gains in the foreseeable future.  As the Fund’s investment objective, as described on page 1 of the prospectus, is to generate both current income and capital gains through debt and equity instruments, please explain to us whether the Fund has abandoned this aspect of its investment objective.  If so, please revise the Fund’s investment objective accordingly.  If not, please reconcile these seemingly contradictory statements.

We supplementally advise the Staff that the Fund has not abandoned its business objective of generating capital gains through debt and equity instruments.  In response to the Staff’s comment, we have revised the disclosure on page 6 of the prospectus as follows:

“While the example assumes, as required by the Securities and Exchange Commission, which we refer to as the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the above example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments. Additionally, because the capital gains-based incentive fee is calculated on a cumulative basis (computed net of all realized capital losses and unrealized capital depreciation) and because of the significant capital losses realized to date, we have assumed that we will not trigger the payment of any capital gains-based incentive fee in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher than reflected in the example. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.”

Risks Related to Our External Financing (Page 12)

5.                                      Disclosure in this section and in the Risks Related to Our Regulation and Structure section beginning on page 20 of the prospectus states that the Fund is experiencing significant financial difficulty.  In particular, disclosure in these sections states that the Fund’s lenders have reduced the amount that they will lend to the Fund and that the Fund is at risk of both losing its RIC status and foreclosure by its lenders.  Given the gravity of these developments on the Fund’s operations, these risks should be highlighted in the Prospectus Summary section under an appropriate caption (e.g., Risks of Fund Losing Tax Status and External Financing).

In response to the Staff’s comment, we have revised the disclosure on page 5 of the prospectus.

Risks Related to Our Regulation and Structure (Page 21)

6.                                      The last sentence of the first paragraph states that the Fund is contractually required to advance funds on outstanding lines of credit upon the request of its portfolio companies and that it may have limited ability to avoid adding to existing investments in a manner that would cause it to fail the asset diversification test as of September 30, 2009 or as of subsequent quarterly measurement dates.  Do the Fund’s contractual requirements include provisions that would limit such obligations in circumstances where performance under the contract would cause the Fund would violate its own debt covenants, the Investment Company Act or requirements to retain its RIC status under the Internal Revenue Code?  If not, has the Fund sought to modify these contracts accordingly?

We supplementally advise the Staff that the Fund’s contractual arrangements with its portfolio companies do not currently include provisions that would limit its funding obligations where performance under the contract would cause the Fund to violate its own debt covenants, the Investment Company Act or requirements necessary to retain its RIC status under the Internal Revenue Code.  The Fund has sought to limit its risk exposure under certain of these contracts by negotiating reductions in the size of the applicable lines of credit.

Investment Advisory and Management Agreement (Page 36)

7.                                      The first sentence of the third paragraph states that on January 9, 2007, the Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations.  Please explain to us how a waiver can be both unconditional and irrevocable and voluntary.  What are the consequences of the adviser terminating this waiver?

We supplementally advise the Staff that the waivers, which are granted by the Adviser on a quarterly basis, are not contractually required and are, therefore, voluntary in nature. Once granted, however, such waivers can not be rescinded and, as a result, are deemed unconditional and irrevocable. In response to the Staff’s comment, we have revised the disclosure on pages 13, 39, 87 and 108 of the prospectus to clarify these points.

We respectfully further advise the Staff that existing disclosure on page 13 of the prospectus describes the potential negative impact that the discontinuation of future waivers could have on the Fund’s earnings and the Fund’s ability to maintain its current level of distributions to its stockholders, all of which could have a material impact on the Fund’s stock price.  See “Risk Factors—Our Adviser is not obligated to provide a waiver of the base management fee, which could negatively impact our earnings and our ability to maintain our current level of distributions to our stockholders.”

Investment Valuation — Securities for which no market exists — Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and/or equity securities (Page 42)

8.                                      The last sentence of the first paragraph states that for equity and equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we value the equity portion based on the total enterprise value of the issuer, which is calculated using a liquidity waterfall approach.  Note 3 to the Financial Statements on page F-29 states that the Fund no longer uses this method of valuation.  Accordingly, please revise this section to describe the Fund’s current valuation method as described in the Fund’s Financial Statements.

We supplementally advise the Staff that for periods subsequent to June 30, 2009, the Fund intends, subject to Board approval, to modify the valuation method for equity and equity-like securities of investments for which it does not control or cannot gain control as of the measurement date.  The proposed revisions in the disclosure are as follows:

“(3) Portfolio investments in non-controlled companies comprised of a bundle of investments, which can include debt and/or equity securities:  We value Non-Public Debt Securities that are purchased together with equity and equity-like securities from the same portfolio company, or issuer, for which we do not control or cannot gain control as of the measurement date, using a hypothetical secondary market as our principal market. In accordance with SFAS No. 157, we determine the fair value of these debt securities of non-control investments assuming the sale of an individual debt security using the in-exchange premise of value (as defined in SFAS No. 157). As such, we estimate the fair value of the debt component using estimates of value provided by SPSE and our own assumptions in the absence of market observable data, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. For equity and equity-like securities of investments for which we do not control or cannot gain control as of the measurement date, we estimate the fair value of the equity using the in-exchange premise of value based on factors such as the overall value of the issuer, the relative fair value of other units of account including debt, or other relative value approaches.  Consideration is also given to capital structure and other contractual obligations that may impact the fair value of the equity.  Further, we may utilize comparable values of similar companies, recent investments and indices with similar structures and risk characteristics or our own assumptions in the absence of other observable market data and may also employ DCF valuation techniques.”

We would propose to include such language in the Fund’s final prospectus once Board approval is obtained.

GENERAL COMMENTS

9.                                      Has the Fund adopted any policies that it deems fundamental and, therefore, changeable only by shareholder vote?  If so, please add a section to the prospectus to describe each of these policies.  See Item 17.2 of Form N-2.

We respectfully advise the Staff that existing disclosure on page 119 of the prospectus describes the Fund’s sole fundamental policy, which is to conduct its business as a business development company.  See “Regulation as a Business Development Company—Investment Policies.”

10.                               Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We acknowledge the Staff’s comment and where we have revised language in the Registration Statement in response to a particular comment, we have made conforming changes, as appropriate, throughout the Registration Statement.

11.                               We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter on information supplied supplementally, or on exhibits added in any pre-effective amendments.

We acknowledge the Staff’s comment.

12.                               If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally,  preferably before filing the final pre-effective amendments.

In response to the Staff’s comment, we supplementally advise the Staff that the Fund does not intend to rely on Rule 430A.

13.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

In response to the Staff’s comment, we supplementally inform the Staff that the Fund does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

14.                               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We acknowledge the Staff’s comment.

15.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for accuracy and adequacy of the disclosure they have made.

The Fund and its management acknowledge that:

•                  they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

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